FOREST LABORATORIES APPOINTS NEW INDEPENDENT DIRECTOR

Vincent J. Intrieri Joins Expanded, 11-Member Board

NEW YORK, June 11, 2013 – Forest Laboratories, Inc. (NYSE: FRX) today announced that, pursuant to an agreement with Carl C. Icahn and affiliated entities, its Board has appointed Vincent J. Intrieri as a new independent member of its Board of Directors.  As part of the agreement, Mr. Icahn has agreed to vote the shares that he controls in support of Forest’s 11 director nominees and not run a proxy contest at the Company’s 2013 annual meeting and to certain standstill restrictions that will be in effect generally so long as Mr. Intrieri serves on the Board. Mr. Intrieri will become the fifth member of the independent committee overseeing succession planning .

Forest’s nominees for election at the 2013 Annual Meeting will include current directors: Nesli Basgoz, M.D.; Christopher J. Coughlin; Kenneth E. Goodman; Pierre Legault; Gerald M. Lieberman; Lawrence S. Olanoff, M.D., Ph.D.; Lester B. Salans, M.D.; Brenton L. Saunders; Howard Solomon and Peter J. Zimetbaum, M.D; as well as Mr. Intrieri.

Howard Solomon, Chairman, Chief Executive Officer and President of Forest said, “We are pleased that Mr. Intrieri has joined our Board of Directors and believe that, given his significant financial expertise and board experience, he will offer a new perspective and valuable insights that will further strengthen our diverse and independent board.  We look forward to working with him in a constructive manner to benefit all of our shareholders.”

Carl C. Icahn said, “We are happy to have been able to avoid the necessity for a distracting fight so that management’s energies, as well as our own, can be focused on more productive purposes. We are pleased that between last year’s proxy contest and this agreement, Forest’s 11 person Board now has two additional independent voices. We have a very strong track record of helping to strongly enhance shareholder value through minority board representation. I have spoken to Howard Solomon several times in the last month and do not believe that our views concerning Forest are that far apart. In light of Forest’s attractive emerging product line, we both believe that we can work together to bring major changes that will enhance shareholder value.   We look forward to a constructive relationship with the Board and are excited about Forest’s future prospects.”

Vincent J. Intrieri, said, “I am excited to join the Forest Board.  Forest has built an unrivaled late-stage pipeline and portfolio of new products and has truly exceptional opportunities ahead.  I look forward to working with the Board and management to drive performance and increase shareholder value.”

Mr. Solomon added, “In the past year, Forest has continued to deliver on its commitment to advance its industry-leading portfolio of late-stage pipeline and newly-launched products.  Our two most recent product launches – Tudorza and Linzess – are performing very well and in line with our expectations, and sales of our other recently launched products – Bystolic, Savella, Teflaro, Daliresp and Viibryd – continue to gain momentum.  In addition, later this year, we will hear back from the FDA on the status of our New Drug Applications for levomilnacipran and cariprazine in July and November, respectively.  We have a strong, diverse Board in place committed to building sustainable momentum and value for shareholders, and I am confident we can continue to advance our pipeline and further position Forest for future growth and success.”

The agreement between Forest and Mr. Icahn will be filed on Form 8-K with the Securities and Exchange Commission.

Biography of Vincent J. Intrieri
Vincent J. Intrieri, 56, has been employed by Icahn-related entities since October 1998 in various investment-related capacities. He currently serves on the boards of CVR Energy, Inc., CVR Refining, LP, Navistar International Corporation, Chesapeake Energy Corporation and Federal−Mogul Corporation. He is a former director of Icahn Enterprises L.P., Motorola Solutions, Inc., Lear Corporation, WestPoint International, Inc., National Energy Group, Inc., XO Holdings LLC, American Railcar Industries, Inc., PSC Metals, Inc. and Viskase Companies, Inc. Mr. Intrieri received his Bachelor’s degree in Accounting from The Pennsylvania State University and was a certified public accountant.

About Forest Laboratories
Forest Laboratories' (NYSE: FRX) longstanding global partnerships and track record developing and marketing pharmaceutical products in the United States have yielded its well-established central nervous system and cardiovascular franchises and innovations in anti-infective, respiratory, gastrointestinal and pain management medicine. Forest’s pipeline, the most robust in its history, includes product candidates in all stages of development across a wide range of therapeutic areas. The Company is headquartered in New York, NY. To learn more, visit www.FRX.com.

Forward-Looking Information
Except for the historical information contained herein, this release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.

Important Additional Information
The Company intends to file a proxy statement with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the 2013 Annual Meeting (the "Proxy Statement").  Details concerning the nominees of the Company's Board of Directors for election at the 2013 Annual Meeting will be included in the Proxy Statement.  The Company and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the 2013 Annual Meeting.  Additional information regarding the interests of such potential participants will be included in the definitive Proxy Statement.  BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY'S DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company free of charge from the SEC's website, www.sec.gov.  The Company's shareholders will also be able to obtain, without charge, a copy of the definitive Proxy Statement and other relevant filed documents by directing a request by mail to Forest Laboratories, Inc., 909 Third Avenue, New York, NY 10022, or from the Company's website, http://www.frx.com.

Investor Contact:
Frank J. Murdolo
Vice President - Investor Relations, Forest Laboratories, Inc.
1-212-224-6714
media.relations@frx.com

Media Contacts:
Sard Verbinnen & Co
Hugh Burns / Lesley Bogdanow / Pamela Blum
1-212-687-8080